SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 13, 2002

VIVENDI UNIVERSAL

42, avenue de Friedland
75008 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: First Quarter 2002 Unaudited Interim Consolidated Financial Statements.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST
SIGNATURES
1ST Q 2002 UNAUDITED INTERIM CON. FIN. STATEMENTS

EXHIBIT LIST

Exhibit	Description

99.1	First quarter 2002 unaudited interim consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (US GAAP). These financial statements are presented for informational purposes and should be read in conjunction with the audited consolidated financial statements of Vivendi Universal, included in its Annual Report on Form 20-F for the year ended December 31, 2001 (the 2001 Form 20-F). Those consolidated financial statements were prepared in accordance with accounting principles generally accepted in France, however, they incorporated supplemental disclosures required under US GAAP and SEC regulations and certain modifications designed to conform them more closely to US GAAP style financial statements. As discussed in the 2001 Form 20-F, Vivendi Universal's decision to communicate financial information on a US GAAP basis, beginning in 2002, was implemented in order to enhance comparability and interpretation of financial information across its diverse and global shareholder base.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL

By:	/s/ George E. Bushnell III
Name: George E. Bushnell III Title: Vice President

Date: June 13, 2002